SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

American Defense Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

025351107
(CUSIP Number)

West Coast Opportunity Fund, LLC
c/o West Coast Asset Management, Inc.
1205 Coast Village Road
Montecito, California 93108
Attention:  R. Atticus Lowe
Telephone:  (805) 653-5333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  092164102

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

West Coast Opportunity Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 5,000,000 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.:  092164102

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

West Coast Asset Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 5,000,000 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.:  092164102

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

R. Atticus Lowe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 5,000,000 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.:  092164102

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lance W. Helfert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 5,000,000 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.:  092164102

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Paul J. Orfalea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 5,000,000 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON

IN, HC

The following constitutes Amendment No. 3 to the Schedule 13D filed by the Reporting Persons.  This Amendment No. 3 amends the Schedule 13D as specifically set forth below.  All other Items are unchanged.

ITEM 5.                Interest in Securities of the Issuer.

(a)(1)       As of the reporting date, the Reporting Persons may be deemed to be the beneficial owner of an aggregate 5,000,000 shares of Common Stock, which represents approximately 9.1% of the Common Stock outstanding as of November 9, 2011.  The aggregate amount represents the Fund's options to purchase an aggregate of 5,000,000 shares of Common Stock from third parties.  The options were entered into pursuant to the Purchase and Option Agreements described in Item 5(c), below, incorporated by reference.

(c)           On December 29, 2011, the Fund sold all of its 12,994,823 shares of Common Stock of Issuer in a series of private sale transactions effected through Purchase and Option Agreements and Purchase and Sale Agreements with unaffiliated third parties (collectively, the "Sale Agreements").  Pursuant to the Sale Agreements, the Fund sold an aggregate of 12,994,823 shares, representing all of its shares of Common Stock, for an aggregate purchase price of $300,000, and an average purchase price per share of $0.0231.  The Fund paid the purchase price with a $175,000 initial payment upon closing with the remaining $125,000 payable pursuant to short term, unsecured, interest free promissory notes due and payable on February 28, 2012.

In connection with the Sale Agreements, certain parties granted back to the Fund an option to purchase an aggregate 5,000,000 shares, at an exercise price of $0.075 per share.  The options become exercisable 6 months after the date of the Sale Agreements, and expire December 31, 2012.

The detail for each of the purchases is as follows:

	Shares Sold	Options Granted Back	Aggregate Purchase Price
	1,833,134	1,803,836	$45,477
	4,569,510	1,598,082	$105,000
	4,569,510	1,598,082	$105,000
	1,200,000	-	$26,256
	822,669	-	$18,000
Total	12,994,823	5,000,000	$300,000

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.                Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  January 3, 2012

WEST COAST OPPORTUNITY FUND, LLC WEST COAST ASSET MANAGEMENT, INC. R. ATTICUS LOWE LANCE W. HELFERT PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name: Diana Pereira
Title: Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of American Defense Systems, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 31, 2011

WEST COAST OPPORTUNITY FUND, LLC WEST COAST ASSET MANAGEMENT, INC. R. ATTICUS LOWE LANCE W. HELFERT PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name: Diana Pereira
Title: Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.
The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 15, 2009	/s/ Paul J. Orfalea
Paul J. Orfalea

Dated: January 15, 2009	/s/ Lance W. Helfert
Lance W. Helfert

Dated: January 15, 2009	/s/ R. Atticus Lowe
R. Atticus Lowe